

June 13, 2011

Via Facsimile
Mr. Kwok Leung Lee
President
Green Dragon Wood Products, Inc.
Unit 312, 3rd Floor, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong

> Re: **Green Dragon Wood Products, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed July 14, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended December 31, 2010**
> **Filed May 27, 2011**
> **Response Letter Dated May 27, 2011**
> **File No. 0-53379**

Dear Mr. Lee:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

General

1.   Please note that we cannot complete our review of your filings until you file an amended Form 10-K for the year ended March 31, 2010 as noted in your prior response letters.

Form 10-Q/A for Fiscal Quarter Ended December 31, 2010

Financial Statements

Note 13-Concentrations of Risk, page 16

2.   We note your response to our prior comment number five. Please address the following:

- Please confirm that you will include an aging analysis of Customer "B"'s accounts receivable in future filings as of each balance sheet date presented, in a form consistent with the presentation included in your response.

- Please provide us with a supplemental aging analysis of Customer "B"'s accounts receivable for the past three years. In addition, please tell us the amount of cash receipts received from this customer in each of the past three years.

- While we note your stated 180 day credit terms to Customer "B", it appears based on your cash collections for the year ended March 31, 2011, that this customer is paying at a rate in excess of 360 days. As such, please revise your balance sheets in future filings to re-classify the portion of accounts receivable that are not expected to be collected within one year as "non-current".

- To date, you have stated that you do not believe a collectability concern exists with regard to customer "B". Given the significant amounts that are past due your stated credit terms, it is unclear why you believe no collectability concern exists. Please provide us with further insights into why you believe you will ultimately collect past due accounts receivable from customer "B".

- It appears the accounts receivable related to customer "B" are impacting your overall liquidity. Please expand your liquidity discussion within MD&A in future filings to provide investors with an understanding of your relationship with customer "B". In addition, please provide investors with insights into cash collections from this customer and why you do not believe a collectability concern exists.

- Please tell us whether or not any of the amounts owed from customer "B" are being disputed by customer "B".

- Please confirm to us that no other financing arrangements exist between you and customer "B" or customer "A".

- Please provide us additional information, and revise future filings to clarify, the terms of and reasons for the tri-parties settlement arrangement among you, customer "A", and customer "B". Please explain why customer "B" would assume responsibility for customer "A's" accounts receivable to you. Please explain when and how customer "B" is being reimbursed by customer "A" for such amounts. Please explain the impact on and responsibilities of each party to this arrangement if customer "B" is not reimbursed by customer "A". It is not clear to us if you actually expect these accounts receivable to be paid in cash by customer "B" or if you expect them to be offset by future accounts payable, in which case we may have additional comments.

Controls and Procedures, page 24

Evaluation of our Disclosure Controls, page 24

3.   We note your response to comment three in our letter dated April 29, 2011, particularly your acknowledgement that you have an apparent material weakness in your internal controls over financial reporting. In view of this material weakness, please tell us how you were able to conclude that your disclosure controls and procedures were effective as of December 31, 2010. Please refer to Item 307 of Regulation S-K. If you no longer believe that your disclosure controls and procedures were effective as of December 31, 2010, please amend your filing accordingly. We also note that you appear to be qualifying your disclosure controls and procedures effectiveness conclusion by applying a reasonable assurance standard. In future filings, if you continue to use this or a similar standard to qualify your disclosure controls and procedures conclusion, please express your conclusion in terms of the standard (e.g., effective/ineffective at the reasonable assurance level).

Changes in internal control over financial reporting, page 24

4.   Please tell us whether you have taken any steps to remediate the material weakness in your internal controls over financial reporting. To the extent that you undertook steps to remediate this material weakness during the quarterly period ended December 31, 2010, please tell us how you nevertheless concluded that there were no changes in your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K. If you no longer believe that there were no changes in your internal control over financial reporting during the period ended, please amend your filing accordingly. In addition, in future filings, please update this disclosure as necessary to comply with the requirements of Item 308(c) of Regulation S-K

Exhibit 31.1

5.   In future filings, please ensure that your Regulation S-K Item 601(b)(31) certifications
      are presented exactly as they appear in Item 601(b)(31). In this regard, we note you have
      included "(the 'Registrant')" in paragraph one and "annual report" instead of "report" in
      paragraph three. Additionally, you have omitted "information" after "financial" in
      paragraph 5(a).

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company
acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

      You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-
3709 if you have questions regarding comments on the financial statements and related matters.
You may contact Jessica Dickerson at (202) 551-3749, or Dietrich King at (202) 551-3338 with
questions regarding legal comments. Please contact me at (202) 551-3768 with any other
questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief